Item 77C - Submission of matters to a vote of security holders

Result of Annual Meeting of Shareholders

The Annual Meeting of Shareholders of Western Asset Emerging
Markets Income Fund Inc. (the "Fund") was held on December 7,
2006, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:

Election of Directors

Nominees                     Votes For      Votes Withheld
William R. Hutchinson        3,725,475         55,821
Dr. Riordan Roett            3,726,053         55,243
Jeswald W. Salacuse          3,722,815         58,481

At February 28, 2007, in addition to William R. Hutchinson,
Dr. Riordan Roett, Jeswald W. Salacuse, the other Directors of the Fund were as follows:

Carol L. Colman
Daniel P. Cronin
Leslie H. Gelb
R. Jay Gerken